MEMORANDUM OF CHANGES

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 344

         The Prospectus filed with Amendment No. 1 of the Registration Statement on Form S-6 has been revised to reflect information regarding the deposit of Van Kampen Focus Portfolios, Series 344 on June 11, 2002. An effort has been made to set forth below each of the major changes and also to reflect the same by blacklining the marked counterparts of the Prospectus submitted with the Amendment.

     Cover Page. The date of the Prospectus has been completed.

      Pages 2-3. "The Summary of Essential Financial Information" section and
                 "Fee Table" have been completed.

     Pages 4-10. Revisions have been made and the portfolios have been completed.

    Pages 11-18. The descriptions of the issuers of the Securities have been completed.

    Pages 19-20. The Report of Independent Certified Public Accountants and
                 Statements of Condition have been completed.




                                                              FILE NO. 333-88296
                                                                    CIK #1123115


                       SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549-1004


                                 Amendment No. 1
                                       to
                             Registration Statement
                                       on
                                    Form S-6

     For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN FOCUS PORTFOLIOS, SERIES 344

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                                1 Parkview Plaza
                      Oakbrook Terrace, Illinois 60181-5555

     D.   Name and complete address of agents for service:

         CHAPMAN AND CUTLER              VAN KAMPEN FUNDS INC.
         Attention:  Mark J. Kneedy      Attention:  Sara L. Badler
         111 West Monroe Street          1 Parkview Plaza
         Chicago, Illinois  60603        Oakbrook Terrace, Illinois  60181-5555

     E. Title of securities being registered: units of undivided fractional beneficial interest.

     F.   Approximate date of proposed sale to the public:


  AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

     / X / Check box if it is proposed that this filing will become effective at 8:00 a.m. on June 11, 2002 pursuant to Rule 487.



                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.


GREAT INTERNATIONAL FIRMS PORTFOLIO, SERIES 20

MORGAN STANLEY U.S. MULTINATIONAL 50 INDEXSM PORTFOLIO, SERIES 12

--------------------------------------------------------------------------------


   Van Kampen Focus Portfolios, Series 344 includes the unit investment trust described above (the "Portfolios"). The Great International Firms Portfolio seeks to provide capital appreciation by investing in a diversified portfolio of stocks of foreign companies. The Morgan Stanley U.S. Multinational 50 Index Portfolio seeks to provide capital appreciation by investing in a diversified portfolio of the stocks included in the Morgan Stanley Multinational IndexSM. Of course, we cannot guarantee that a Portfolio will achieve its objective.

                                  JUNE 11, 2002


       YOU SHOULD READ THIS PROSPECTUS AND RETAIN IT FOR FUTURE REFERENCE.

--------------------------------------------------------------------------------

     The Securities and Exchange Commission has not approved or disapproved of the Units or passed upon the adequacy or accuracy of this prospectus.

               Any contrary representation is a criminal offense.







                   SUMMARY OF ESSENTIAL FINANCIAL INFORMATION

                                  JUNE 11, 2002

                                                                      MORGAN
                                                     GREAT          STANLEY U.S.
                                                 INTERNATIONAL     MULTINATIONAL
                                                     FIRMS           50 INDEX
                                                   PORTFOLIO         PORTFOLIO
                                                 -------------     -------------
PUBLIC OFFERING PRICE
Aggregate value of Securities per Unit (1)       $      9.900      $      9.900
Maximum sales charge                                    0.495             0.495
  Less deferred sales charge                            0.335             0.335
  Less creation and development fee                     0.060             0.060
Public offering price per Unit (2)               $     10.000      $     10.000

PORTFOLIO INFORMATION
Initial number of Units (3)                            15,006            15,026
Aggregate value of Securities (1)                $    148,554      $    148,750
Estimated initial distribution per Unit (4)(5)   $       0.16      $       0.18
Estimated annual dividends per Unit (4)(5)       $    0.16323      $    0.16945
Redemption price per Unit (6)                    $      9.565      $      9.565

GENERAL INFORMATION
Initial Date of Deposit                          June 11, 2002
Special Redemption Date for Fee Accounts         December 10, 2003
Mandatory Termination Date                       December 11, 2007
Record Dates (5)                                 June 10 and December 10
Distribution Dates (5)                           June 25 and December 25



--------------------------------------------------------------------------------

(1) Each Security is valued at the most recent closing sale price as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit.

(2) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Public Offering Price includes the estimated amount of these costs. These costs include the cost of preparation and printing of the trust agreement, registration statement and other documents relating to the Portfolio, federal and state registration fees and costs, initial fees and expenses of the Trustee, and legal and auditing expenses. The Trustee will deduct these expenses from your Portfolio at the end of the initial offering period (approximately six months). The estimated amount for the Portfolio is described on the next page. The Public Offering Price will also include any accumulated dividends or cash in the Income or Capital Accounts of your Portfolio.

(3) At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units and fractional interest of each Unit in a Portfolio will increase or decrease to the extent of any adjustment.

(4) This estimate is based on the most recently declared quarterly dividends or interim and final dividends accounting for any foreign withholding taxes. Actual dividends may vary due to a variety of factors. See "Risk Factors".


(5) The initial Record Date is July 10, 2003 and the initial Distribution Date is July 25, 2003. Thereafter, the Record and Distribution Dates will occur in June and December of each year.


(6) The redemption price is reduced by any remaining deferred sales charge. See "Rights of Unitholders--Redemption of Units". The redemption price includes the estimated organizational and offering costs and the creation and development fee. The redemption price will not include these costs after the initial offering period.





                                    FEE TABLE

                                                                                        MORGAN STANLEY U.S.
                                                        GREAT INTERNATIONAL              MULTINATIONAL 50
                                                          FIRMS PORTFOLIO                 INDEX PORTFOLIO
                                                    ---------------------------     ---------------------------
                                                     AS A % OF                       AS A % OF
                                                      PUBLIC          AMOUNT          PUBLIC          AMOUNT
                                                     OFFERING         PER 100        OFFERING         PER 100
                                                       PRICE           UNITS           PRICE           UNITS
                                                   ------------    ------------    ------------    ------------
TRANSACTION FEES
 Initial sales charge (1)                                1.000%   $      10.000          1.000%   $      10.000
 Deferred sales charge (2)                               3.350%   $      33.500          3.350%   $      33.500
 Creation and development fee (3)                        0.600%   $       6.000          0.600%   $       6.000
                                                   ------------    ------------    ------------    ------------
 Maximum sales charge                                    4.950%   $      49.500          4.950%   $      49.500
                                                   ============    ============    ============    ============
 Maximum sales charge on reinvested dividends            0.000%   $       0.000          0.000%   $       0.000
                                                   ============    ============    ============    ============

                                                      AS A %          AMOUNT          AS A %          AMOUNT
                                                      OF NET          PER 100         OF NET          PER 100
                                                      ASSETS           UNITS          ASSETS           UNITS
                                                   ------------    ------------    ------------    ------------
ESTIMATED ORGANIZATION COSTS (4)                         0.523%   $       5.000          0.268%   $       2.567
                                                   ============    ============    ============    ============
ESTIMATED ANNUAL EXPENSES
Trustee's fee and operating expenses                     0.225%   $       2.150          0.157%   $       1.502
Supervisory, bookkeeping and administrative fees         0.042%   $       0.400          0.042%   $       0.400
                                                   ------------    ------------    ------------    ------------
Estimated annual expenses                                0.267%   $       2.550          0.199%   $       1.902
                                                   ============    ============    ============    ============


                                                                      AMOUNT                          AMOUNT
                                                                      PER 100                         PER 100
                                                                       UNITS                           UNITS
                                                                   ------------                    ------------
ESTIMATED COSTS OVER TIME
One year                                                          $          57                   $          54
Three years                                                       $          63                   $          58
Five years                                                        $          69                   $          62
5 1/2 years (life of Portfolio)                                   $          70                   $          63


   This fee table is intended to assist you in understanding the costs that you will bear and to present a comparison of fees. The Estimated Costs Over Time example illustrates the expenses you would pay on a $1,000 investment assuming a 5% annual return and redemption at the end of each period. This example assumes that you reinvest all distributions at the end of each year. Of course, you should not consider this example a representation of actual past or future expenses or annual rate of return which may differ from those assumed for this example. The sales charge and expenses are described under "Public Offering" and "Portfolio Operating Expenses".

--------------------------------------------------------------------------------

(1) The combination of the initial and deferred sales charges comprises the "transactional sales charge". The initial sales charge is the difference between the maximum sales charge (4.95% of the Public Offering Price per Unit) and the sum of the remaining deferred sales charge and the total creation and development fee.


(2) The deferred sales charge is actually equal to $0.335 per Unit. This amount will exceed the percentage above if the Public Offering Price per Unit falls below $10 and will be less than the percentage above if the Public Offering Price per Unit exceeds $10. The deferred sales charge accrues daily from January 10, 2003 through June 9, 2003. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full.


(3) The creation and development fee compensates the Sponsor for the creation and development of each Portfolio. The actual fee is $0.06 per Unit payable as of the close of the initial public offering period, which is expected to be approximately 180 days from the Initial Date of Deposit. If the Unit price exceeds $10 per Unit, the creation and development fee will be less than 0.60%; if the Unit price is less than $10 per Unit, the creation and development fee will exceed 0.60%.

(4) You will bear all or a portion of the expenses incurred in organizing and offering your Portfolio. The Trustee will deduct the actual amount of these expenses from your Portfolio at the end of the initial offering period.


GREAT INTERNATIONAL FIRMS PORTFOLIO

   The Portfolio seeks to provide the potential for capital appreciation by investing in a portfolio of stocks issued by foreign companies. In selecting the portfolio, we targeted industry-leading companies in countries around the world. The Portfolio seeks to benefit from companies that are well-known, have solid balance sheets and occupy strong positions in their markets and industries. The companies represented in the portfolio may share a variety of traits, among others:

   o Headquartered in a developed and industrialized country outside the United States

   o  Leading market share in their industry

   o  Attractive stock price valuation

   o  Diversified line of products and/or services

   o  Well-capitalized

   o  Leading company in their country

   International firms across the globe are expanding their businesses, exporting to more countries and becoming better known to the investment community. By investing in international stocks, you may benefit from greater growth potential and added diversity than by concentrating in U.S. securities alone.

   When it comes to equity investing, many people only consider U.S. companies. However, many well-known businesses exist outside of the United States that are leaders in their respective markets and industries. Ignoring these foreign firms may mean passing up an important investment opportunity. International equities can add diversity and growth potential to your investment portfolio. The Portfolio provides access to foreign companies.

   The table represents historical performance of unmanaged indices which are composites of equity securities considered representative of equity performance in the countries specified. The historical performance is shown for illustrative purposes only, represents past performance which is not indicative of future performance of the Portfolio and does not include sales charges or expenses which are imposed on Units.

   The Portfolio will seek to maintain, as nearly as practicable, an equal dollar amount of each of the stocks in the portfolio as new Units are issued. The Portfolio may not be able to achieve this goal because some foreign markets require that stock transactions be executed in round lots (for example, 1000 shares).

   As with any investment, we cannot guarantee that the Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" section before you invest.





PORTFOLIO
--------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------       -----------------------------------       ---------------      -----------          ------------
                CONSUMER DISCRETIONARY
        315       Carlton Communications Plc                $      19.000              3.13         $    5,985.00
        587       LVMH Moet Hennessy Louis Vuitton SA              10.010              1.15              5,875.87
        108       Sony Corporation                                 54.360              0.31              5,870.88
        795       TV Azteca, SA de CV                               7.480              0.34              5,946.60
                CONSUMER STAPLES
        257       British American Tobacco Plc                     23.140              4.01              5,946.98
        237       Coca-Cola Femsa, SA de CV                        24.900              1.53              5,901.30
        116       Delhaize Group                                   51.210              2.20              5,940.36
        141       Fomento Economico Mexicano, SA de CV             41.600              1.54              5,865.60
        223       Groupe Danone                                    26.850              1.16              5,987.55
        275       Koninklijke Ahold NV                             21.590              2.54              5,937.25
         92       Unilever NV                                      64.850              1.86              5,966.20
                ENERGY
        122       BP Plc                                           48.620              2.78              5,931.64
        123       Norsk Hydro ASA                                  48.320              2.15              5,943.36
                FINANCIALS
        509       Banco Bilbao Vizcaya Argentaria, SA              11.690              2.45              5,950.21
        243       ING Groep NV                                     24.560              3.03              5,968.08
        125       Westpac Banking Corporation, Ltd.                47.300              3.07              5,912.50
                HEALTH CARE
         91       Aventis SA                                       66.340              0.66              6,036.94
        306       Luxottica Group SpA                              19.480              0.68              5,960.88
        110       Smith & Nephew Plc                               54.400              1.23              5,984.00
         93       Teva Pharmaceutical Industries, Ltd.             62.800              0.37              5,840.40
                INDUSTRIALS
      1,015       Japan Airlines Company, Ltd.                      5.950              0.86              6,039.25
                MATERIALS
        413       Sappi, Ltd.                                      14.200              1.83              5,864.60
        417       Stora Enso Oyj                                   14.320              2.35              5,971.44
                TELECOMMUNICATION SERVICES
        216       AO VimpelCom                                     27.800              0.00%             6,004.80
        648       China Unicom, Ltd.                                9.140              0.00              5,922.72
----------                                                                                           ------------
      7,577                                                                                          $ 148,554.41
==========                                                                                           ============


See "Notes to Portfolios."

All stocks are securities of foreign companies.

MORGAN STANLEY U.S. MULTINATIONAL 50 INDEXSM PORTFOLIO

   The Portfolio seeks to provide capital appreciation through an investment in a portfolio of the stocks included in the Morgan Stanley Multinational IndexSM. The Morgan Stanley Multinational IndexSM primarily consists of 50 of the largest U.S.-based companies often referred to as the "New Nifty Fifty". These multinational "blue-chip" companies are some of the most recognized companies in the world. As a result, the Portfolio may also offer investors a way to add a degree of international exposure to their overall investment portfolios because multinational companies sell their products and services worldwide including the U.S. and, in an effort to expand into new markets and developing countries. In general, these companies are large, internationally recognized companies that have historically shared characteristics such as:

    o   Market leaders

    o   Well-known products or brand names

    o   Financial strength

    o   Reputations for quality management, products and services

    o   Solid cash flow

    o Steady earnings or dividend growth o Potential to take advantage of worldwide growth opportunities

   The Portfolio seeks to invest on an ongoing basis in substantially all of the stocks which comprise the Morgan Stanley Multinational Index. Due to various factors discussed in this prospectus, there can be no assurance that this objective will be met. Due to regulatory restrictions, your Portfolio may not be permitted to replicate the index weighting of certain issuers in the securities industry. An investment in Units should be made with an understanding that the Portfolio includes payments of expenses which may not be considered in public statements of the total return of the target index. The Sponsor sought to create an initial portfolio that replicates the target index to the extent practicable. During the Portfolio's life, the Portfolio will change to reflect any change in the component stocks in the Morgan Stanley Multinational Index, which is operated on a completely independent basis from the Sponsor. The Portfolio will generally change to reflect any changes in the weightings of the components within the index only at the time Morgan Stanley rebalances the index. This has historically occurred once each year, however, there is no assurance that this will be the case in the future. Precise duplication of the relationship among the securities in the index may not be achieved at the time of an index rebalancing because it may be economically impracticable or impossible to acquire very small numbers of shares of certain stocks and because of other procedural policies of the Portfolio.

   Hypothetical annual price returns for the Morgan Stanley Multinational Index and actual annual price returns for the Standard & Poor's 500 Index and the Morgan Stanley Capital International World Index are shown in the following table:

                         MORGAN
                         STANLEY
                         MULTI-                    MSCI
                        NATIONAL     S&P 500       WORLD
                          INDEX       INDEX        INDEX
                        ---------   ---------    ---------
1992                        (5.50)%    4.46%      (7.14)%
1993                         2.24      7.06       20.39
1994                         7.73     (1.54)       3.15
1995                        39.46     34.11       18.70
1996                        28.75     20.26       11.72
1997                        28.81     31.01       14.18
1998                        33.39     26.67       22.77
1999                        21.45     19.52       23.56
2000                       (10.57)   (10.14)     (14.05)
2001                       (11.50)   (13.04)     (17.83)
Through 5/31/02            (12.95)    (7.05)      (3.55)



   This is not the past performance of any Portfolio or a previous series of any Portfolio and does not indicate the future performance of the Morgan Stanley Multinational Index because after the Portfolio's formation, the stocks in the index may change, or their amounts may be adjusted or rebalanced which changes will only be reflected in the composition of the Portfolio as described above. The returns of the Morgan Stanley Multinational Index represent the actual changes in value of the index without dividends and reflect the hypothetical sales charge and expenses of the Portfolio. The returns of the S&P 500 Index and the MSCI World Index represent the actual changes in value of the index without dividends.

   The Morgan Stanley Multinational Index is the exclusive property and is a service mark of Morgan Stanley. As with any investment, we cannot guarantee that your Portfolio will achieve its objective. The value of your Units may fall below the price you paid for the Units. You should read the "Risk Factors" Section before you invest.




PORTFOLIO
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                CONSUMER DISCRETIONARY
        166       AOL Time Warner, Inc.                     $      16.050              0.00%        $    2,664.30
         14       Eastman Kodak Company                            31.240              5.76                437.36
         49       McDonald's Corporation                           30.310              0.74              1,485.19
         10       Nike, Inc.                                       50.280              0.95                502.80
         75       Walt Disney Company                              21.980              0.96              1,648.50
                CONSUMER STAPLES
         16       Campbell Soup Company                            27.400              2.30                438.40
         94       Coca-Cola Company                                53.730              1.49              5,050.62
         21       ConAgra Foods, Inc.                              24.760              3.80                519.96
         15       General Mills, Inc.                              44.090              2.49                661.35
         40       Gillette Company                                 35.410              1.84              1,416.40
         15       H.J. Heinz Company                               40.560              3.99                608.40
         17       Kellog Company                                   35.110              2.88                596.87
         67       PepsiCo, Inc.                                    51.250              1.17              3,433.75
         83       Philip Morris Companies, Inc.                    55.800              4.16              4,631.40
         49       Procter & Gamble Company                         89.200              1.70              4,370.80
         32       Sara Lee Corporation                             20.780              2.89                664.96
                ENERGY
+       143       BP Plc                                           48.620              2.78              6,952.66
         41       ChevronTexaco Corporation                        86.350              3.24              3,540.35
        256       Exxon Mobil Corporation                          39.130              2.35             10,017.28
                FINANCIALS
         50       American Express Company                         39.630              0.81              1,981.50
         59       Bank of America Corporation                      71.130              3.37              4,196.67
        145       Citigroup, Inc.                                  41.700              1.73              6,046.50
                HEALTH CARE
         58       Abbott Laboratories                              45.670              2.06              2,648.86
         10       Becton, Dickinson and Company                    36.320              1.07                363.20
         72       Bristol-Myers Squibb Company                     26.900              4.16              1,936.80
         42       Eli Lilly and Company                            61.310              2.02              2,575.02
        115       Johnson & Johnson                                59.000              1.39              6,785.00
         45       Medtronic, Inc.                                  45.720              0.50              2,057.40
         87       Merck & Company, Inc.                            54.300              2.58              4,724.10
        236       Pfizer, Inc.                                     35.350              1.47              8,342.60
         55       Schering-Plough Corporation                      24.360              2.79              1,339.80
         49       Wyeth                                            54.130              1.70              2,652.37
                INDUSTRIALS
         15       3M Company                                      126.000              1.97              1,890.00
         23       Automatic Data Processing, Inc.                  50.930              0.90              1,171.39
         33       Boeing Company                                   42.920              1.58              1,416.36
        375       General Electric Company                         29.950              2.40             11,231.25
+        74       Tyco International Ltd.                          11.400              0.44                843.60



PORTFOLIO (CONTINUED)
-----------------------------------------------------------------------------------------------------------------
                                                                                CURRENT              COST OF
NUMBER                                                      MARKET VALUE        DIVIDEND             SECURITIES TO
OF SHARES        NAME OF ISSUER (1)                         PER SHARE (2)       YIELD (3)            PORTFOLIO (2)
----------      -----------------------------------       ---------------      -----------          -------------
                INFORMATION TECHNOLOGY
        276       Cisco Systems, Inc.                       $      15.470              0.00%        $    4,269.72
         19       Electronic Data Systems Corporation              51.680              1.16                981.92
        115       Hewlett-Packard Company                          18.290              1.75              2,103.35
        253       Intel Corporation                                21.070              0.38              5,330.71
         65       International Business Machines Corporation      76.800              0.78              4,992.00
        131       Lucent Technologies, Inc.                         2.970              0.00                389.07
        202       Microsoft Corporation                            52.820              0.00             10,669.64
         84       Motorola, Inc.                                   15.250              1.05              1,281.00
        208       Oracle Corporation                                8.140              0.00              1,693.12
         64       Texas Instruments, Inc.                          25.770              0.33              1,649.28
         27       Xerox Corporation                                 8.320              0.00                224.64
                MATERIALS
         38       Du Pont (E.I.) de Nemours and Company            44.630              3.14              1,695.94
                TELECOMMUNICATION SERVICES
        149       AT&T Corporation                                 10.910              1.37              1,625.59
   ---------                                                                                          ------------
      4,377                                                                                         $  148,749.75
   =========                                                                                          ============

See "Notes to Portfolios."

NOTES TO PORTFOLIO

   (1) The Securities are initially represented by regular way contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on June 10, 2002 and have a settlement date of June 13, 2002 (see "The Portfolios").

   (2) The market value of each Security is based on the most recent closing sale price as of the close of the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:


                                                                        PROFIT
                                                        COST TO       (LOSS) TO
                                                        SPONSOR        SPONSOR
                                                      ------------    ----------
Great International Firms Portfolio                   $   148,554    $      --
Morgan Stanley U.S. Multinational 50 Index Portfolio  $   148,750    $      --


"+" indicates stock is a security of a foreign company.

   (3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's market value as of the most recent close of trading on the New York Stock Exchange on the business day prior to the Initial Date of Deposit. Estimated annual dividends per share are calculated by annualizing the most recently declared dividends or by adding the most recent interim and final dividends declared and reflect any foreign withholding taxes.


    THE SECURITIES. A brief description of each of the issuers of the Securities is listed below.

GREAT INTERNATIONAL FIRMS PORTFOLIO

    AO VimpelCom. AO VimpelCom provides wireless telecommunications services under the Bee Line family of brand names. The company's license portfolio covers approximately 70% of Russia's population, including the City of Moscow and the Moscow Region, which is its primary market.

    Aventis SA. Aventis SA manufactures life sciences products. The company produces pharmaceutical products such as prescription drugs, vaccines, therapeutic proteins, diagnostic products. Aventis provides healthcare solutions in the areas of respiratory/allergy, cardiology/thrombosis, oncology, diabetes, as well as human vaccines.

    Banco Bilbao Vizcaya Argentaria, SA. Banco Bilbao Vizcaya Argentaria, SA attracts deposits and offers retail, wholesale, and investment banking services. The bank offers consumer and mortgage loans, private banking, asset management, and securities brokerage services. It operates in Europe and Latin America.

    BP Plc. BP Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

    British American Tobacco Plc. British American Tobacco Plc is the holding company for a group of companies that manufacture, market and sell cigarettes and other tobacco products, including cigars and roll-your-own tobacco. The group sells over 300 brands in approximately 180 markets around the world. British American's international brands include State Express 555, Lucky Strike, Kent, and Benson & Hedges.

    Carlton Communications Plc. Carlton Communications Plc is a media company. Via its subsidiaries, the company provides a variety of services, including television broadcasting and program production activities, television and video distribution, motion picture film processing, and the operation of Internet websites. Carlton has operations in the United States, Italy, and the United Kingdom.

    China Unicom, Ltd. China Unicom, Ltd. through its subsidiaries, provides telecommunications services in the People's Republic of China. The company's services include cellular, paging, long distance, data, and Internet services.

    Coca-Cola Femsa, SA de CV Coca-Cola Femsa, SA de CV produces, distributes and markets Coca-Cola Trademark Beverages in two territories in Mexico and one territory in Argentina. The company distributes brand name soft drinks including Coca-Cola, Sprite, Kin, Lift, Fresca, Fanta, Quatro and Ciel. Coca-Cola FEMSA operates 59 distribution centers in Mexico and five in Argentina.

    Delhaize Group. Delhaize Group operates supermarkets, drugstores, discount stores, and health and beauty shops throughout Belgium and abroad. The stores operate under the names Food Lion, MegaImage, AB Mega, Delvita, Tom & Company, SuperIndo, Le Lion, A.D. Delhaize, Superettes Delhaize, Di, Caddy-Home, P.G., Alfa-Beta, Super Discount Markets, Kash N' Karry, Hannaford, Shop N' Go, and Proxy Delhaize.

    Fomento Economico Mexicano, SA de CV Fomento Economico Mexicano, SA de CV brews beer and bottles soft drinks. The company produces Tecate, Carta Blanca, Dos Equis, Bohemia, and Indio beers, Coca-Cola, Sprite, Fanta, Fresca, Delaware Punch, and Ciel soft drinks, glass, aluminum, and cardboard packaging and commercial refrigerators, and operates the OXXO chain of convenience stores.

    Groupe Danone. Groupe Danone processes food. The company produces yogurts, cheeses, and dairy desserts, cookies and snacks, and bottled water. The company operates worldwide.

    ING Groep NV. ING Groep NV offers financial services to individuals, corporations, and other institutions. The company offers corporate, investment, and private banking services, asset and portfolio management, treasury services, and insurance. ING Groep has offices throughout the world.

    Japan Airlines Company, Ltd. Japan Airlines Company, Ltd. (JAL) provides a variety of scheduled flights and unscheduled flights throughout the world. The company provides related services including air courier and maintenance for aircrafts as well. Japan Airlines also operates financing business such as cards & leasing, resort hotels, and travel agencies. The company was completely privatized in November, 1987.

    Koninklijke Ahold NV. Koninklijke Ahold NV retails food and operates or services supermarkets, hypermarkets, and discount stores in North and South America, Europe, and Asia. Some of the company's stores include Stop & Shop, Giant, TOPS, Albert Heijn, and Bompreco supermarkets. Ahold also offers Internet-based home delivery.

    Luxottica Group SpA. Luxottica Group SpA and its subsidiaries design, manufacture, distribute, and market traditional and designer eyeglass frames and sunglasses. The company's LensCrafter retail chain of optical stores operates in North America. Luxottica distributes its products around the world. The company also sells sunglasses through its Sunglass Hut retail chain.

    LVMH Moet Hennessy Louis Vuitton SA. LVMH Moet Hennessy Louis Vuitton SA is a diversified luxury goods conglomerate. It produces and sells champagne under the brands Moet & Chandon, Veuve Clicquot, Ponsardin, and Pommery. LVMH also produces cognac through Hennessy and Hine. The company makes perfumes, cosmetics, luggage, jewelry, and haute couture through Christian Dior and Loewe.

    Norsk Hydro ASA. Norsk Hydro ASA an industrial company. The company transforms natural resources such as hydroelectric power, oil, and gas into industrial products and energy. Hyrdo explores for and produces oil and gas. The company is a producer of mineral fertilizers, aluminum products, and magnesium, as well as industrial chemicals and petrochemicals. Norsk Hydro operates worldwide.

    Sappi, Ltd. Sappi, Ltd. is a producer of pulp, paper and timber products. The company owns and manages plantations, pulp and paper mills, saw and mining timber mills, particleboard plants and upgrading facilities. Sappi is one of the leaders in the coated fine paper market. Sappi has production operations in North America, Europe, and Africa and sells its products internationally.

    Smith & Nephew Plc. Smith & Nephew Plc operates a global healthcare company, which has operations in approximately 36 countries. The group manufactures and sells products for casting, bandaging, wound care management, orthopaedic and endoscopy. They also manufacture TriVex, a system for varicose vein removal.

    Sony Corporation. Sony Corporation develops and manufactures consumer and industrial electronic equipment. The company's products include audio & video equipment, televisions, computers & computer peripherals, telecommunication equipment, semiconductors, and electronic components. The company also operates game & music software, movies & TV, and insurance businesses. Sony has many associated companies.

    Stora Enso Oyj. Stora Enso Oyj is an integrated forest products company. The company produces magazine papers, newsprint, fine papers, and packaging boards. Stora Enso also has extensive sawmilling operations. The company owns forest land in Finland, Sweden, the United States, Canada, and Portugal. Stora Enso markets its products throughout the world.

    Teva Pharmaceutical Industries, Ltd. Teva Pharmaceutical Industries, Ltd. manufactures pharmaceuticals and hospital supplies. The company produces antibiotics, oncological products, Alpha D3 for treatment of post-menopausal bone loss in women, and Copaxone for treatment of multiple sclerosis. Teva also manufactures veterinary products and disposable hospital supplies.

    TV Azteca, SA de CV TV Azteca, SA de CV owns and operates two national television networks through two anchor stations in Mexico, Channels 7 and 13, and numerous other stations throughout Mexico. The company also produces television programming for broadcast over its networks and for international sale.

    Unilever NV. Unilever NV manufactures foods and home and personal care products. The company produces Ben & Jerry's and Breyers ice cream, AdeS soy drinks, Brunch, Boursin, and Creme Bonjour dairy spreads, Bertolli olive oil, Five Brothers pasta sauce, Lipton tea drinks, Knorr soups, Hellmann's mayonnaise, Lawry's marinades, Dove soap, Comfort fabric softener, and Axe and Rexona deodorants.

    Westpac Banking Corporation, Ltd. Westpac Banking Corporation, Ltd. offers general and savings banking, including lending, deposit taking and payment services. Westpac also provides investment portfolio management and advice, unit trust and superannuation fund management, nominee and custodian facilities, insurance services, consumer finance, leasing, general finance, foreign exchange dealing and money market services.

MORGAN STANLEY U.S. MULTINATIONAL 50 INDEXSM PORTFOLIO

    3M Company. 3M Company conducts operations in electronics, telecommunications, industrial, consumer and office, health care, safety, and other markets. The company's businesses share technologies, manufacturing operations, brands, marketing channels, and other resources. 3M serves customers in countries located around the world.

    Abbott Laboratories. Abbott Laboratories discovers, develops, manufactures, and sells a broad and diversified line of health care products and services. The company's products include pharmaceuticals, diagnostic products, hospital products, chemical and agricultural products, and nutritionals. Abbott markets its products worldwide through affiliates and distributors.

    American Express Company. American Express Company, through its subsidiaries, provides travel-related, financial advisory, and international banking services around the world. The company's products include the American Express Card, the Optima Card, and American Express Travelers Cheque.

    AOL Time Warner, Inc. AOL Time Warner, Inc. is a global company delivering entertainment, news, and Internet brands across converging media platforms. The company conducts operations in cable systems, interactive services, publishing, music, cable networks, and filmed entertainment. AOL Time Warner's brands include Time Warner Cable, HBO, Turner, America Online, WB, CNN, New Line Cinema, and Time Inc.

    AT&T Corporation. AT&T Corporation offers communication services and products. The company provides voice, data, and video telecommunications services to consumers, large and small businesses, and government entities. AT&T and its subsidiaries furnish regional, domestic, international, and local telecommunication services. The company also provides cellular telephone and wireless services, as well as other services.

    Automatic Data Processing, Inc. Automatic Data Processing, Inc. provides computerized transaction processing, data communications, software, and information services. The company also provides payroll services and human resource information systems, as well as offers securities transaction processing and investor communications services.

    Bank of America Corporation. Bank of America Corporation is a bank holding company and a financial holding company. The company provides a diversified range of banking and nonbanking financial services and products both domestically and internationally. The company provides consumer and commercial banking, asset management, global corporate and investment banking, and equity investments.

    Becton, Dickinson and Company. Becton, Dickinson and Company manufactures and sells a variety of medical supplies and devices and diagnostic systems. The company's products are used by health care professionals, medical research institutions, and the general public. Becton's products are marketed worldwide.

    Boeing Company. Boeing Company, together with its subsidiaries, develops, produces, and markets commercial jet aircraft, as well as provides related support services to the commercial airline industry worldwide. The company also researches, develops, produces, modifies, and supports information, space, and defense systems, including military aircraft, helicopters and space and missile systems.

    BP Plc. BP Plc is an oil and petrochemicals company. The company explores for and produces oil and natural gas, refines, markets, and supplies petroleum products, generates solar energy, and manufactures and markets chemicals. BP's chemicals include terephthalic acid, acetic acid, acrylonitrile, ethylene and polyethylene. The company has operations in over 100 countries.

    Bristol-Myers Squibb Company. Bristol-Myers Squibb Company is a diversified worldwide health and personal care company that manufactures medicines and other products. The company's products include therapies for various diseases and disorders, consumer medicines, wound management, nutritional supplements, infant formulas, and hair and skin care products.

    Campbell Soup Company. Campbell Soup Company, with its subsidiaries, manufactures and markets branded convenience food products. The company's three core divisions include soups and sauces, biscuits and confectionery, and foodservice. Campbell's brand names include Prego, Pace, Campbells, V8, and many other names. The company distributes its products worldwide.

    ChevronTexaco Corporation. ChevronTexaco Corporation is an integrated energy company with operations in countries located around the world. The company conducts operations in oil and gas exploration and production, oil and gas refining and marketing, power, and chemical manufacturing. ChevronTexaco markets petroleum products under brand names such as Chevron, Texaco, Caltex, Havoline, and Delo.

    Cisco Systems, Inc. Cisco Systems, Inc. supplies data networking products to the corporate enterprise and public wide area service provider markets. The company's products offer a variety of end-to-end networking hardware, software, and services. Cisco's clients include utilities, corporations, universities, governments, and small to medium-size businesses worldwide.

    Citigroup, Inc. Citigroup, Inc. is a diversified financial services holding company that provides a broad range of financial services to consumer and corporate customers around the world. The company's services include investment banking, retail brokerage, corporate banking, and cash management products and services.

    Coca-Cola Company. Coca-Cola Company manufactures, markets, and distributes soft drink concentrates and syrups. The company also distributes and markets juice and juice-drink products. Coca-Cola distributes its products under brand names such as Coca-Cola, Minute Maid, and Sprite to retailers and wholesalers in the United States and internationally.

    ConAgra Foods, Inc. ConAgra Foods, Inc. is a food company that manufactures and markets products for retail consumers, restaurants, and institutions. The company's products include brands such as Hunt's, Healthy Choice, Banquet, Bumble Bee, Butterball, Peter Pan, and Swiss Miss. ConAgra conducts operations in countries around the world.

    Du Pont (E. I.) de Nemours and Company. Du Pont (E. I.) de Nemours and Company is a global chemical and life sciences company, with businesses in high-performance materials, specialty chemicals, pharmaceuticals, and biotechnology. The company sells its products to the transportation, textile, construction, automotive, agricultural, hybrid seeds, nutrition and health, pharmaceuticals, packaging, and electronics markets.

    Eastman Kodak Company. Eastman Kodak Company develops, manufactures, and markets imaging products. The company provides professional and consumer digital cameras, laser images for radiologists, and photographic films for professionals and amateurs. Kodak also provides digital services for cinematographers, document scanners, aerial images, digital printers for commercial customers, and flat panel displays.

    Electronic Data Systems Corporation. Electronic Data Systems Corporation offers systems and technology services, business process management, management consulting, and electronic business. The company's services include the management of computers, networks, information systems, information processing facilities, business operations, and related personnel.

    Eli Lilly and Company. Eli Lilly and Company discovers, develops, manufactures, and sells pharmaceutical products for humans and animals. The company's products are sold in countries around the world. Eli Lilly's products include neuroscience products, endocrine products, anti-infectives, cardiovascular agents, oncology products, an antiulcer agent, and animal health products.

    Exxon Mobil Corporation. Exxon Mobil Corporation operates petroleum and petrochemicals businesses on a worldwide basis. The company's operations include exploration and production of oil and gas, electric power generation, and coal and minerals operations. Exxon Mobil also manufactures and markets fuels, lubricants, and chemicals.

    General Electric Company. General Electric Company develops, manufactures, and markets products for the generation, distribution, and utilization of electricity. The company, through General Electric Capital Services, Inc., offers a variety of financial services including mutual fund management, financing, asset management, and insurance. General Electric also owns the National Broadcasting Company.

    General Mills, Inc. General Mills, Inc. manufactures and markets consumer food products. The company's products include Cheerios cereal, Betty Crocker dessert mixes, Pop Secret microwave popcorn, Gold Medal flour, and Yoplait yogurt. General Mills also has joint venture operations focused on ready-to-eat cereals, helper dinner mixes and snack foods worldwide.

    Gillette Company. Gillette Company manufactures male and female grooming products, writing instruments and correction products, toothbrushes and oral care appliances, and alkaline batteries. The company's products include blades, razors, shaving preparations, and hair epilation devices. Gillette's products are sold worldwide.

    H.J. Heinz Company. H.J. Heinz Company manufactures and markets processed food products throughout the world. The company's products include ketchup, sauces, pet food, tuna, baby food, soup, frozen dinners, meats, edible oils, pickles, vinegar, juices, and other food products.

    Hewlett-Packard Company. Hewlett-Packard Company provides imaging and printing systems, computing systems, and information technology services for business and home. The company's products include laser and inkjet printers, scanners, copiers and faxes, personal computers, workstations, storage solutions, and other computing and printing systems. Hewlett-Packard sells its products worldwide.

    Intel Corporation. Intel Corporation designs, manufactures, and sells computer components and related products. The company's major products include microprocessors, chipsets, embedded processors and microcontrollers, flash memory products, graphics products, network and communications products, systems management software, conferencing products, and digital imaging products.

    International Business Machines Corporation. International Business Machines Corporation (IBM) provides computer solutions through the use of advanced information technology. The company's solutions include technologies, systems, products, services, software, and financing. IBM offers its products through its global sales and distribution organization, as well as through a variety of third party distributors and resellers.

    Johnson & Johnson. Johnson & Johnson manufactures health care products and provides related services for the consumer, pharmaceutical, and medical devices and diagnostics markets. The company sells products such as skin and hair care products, acetaminophen products, pharmaceuticals, diagnostic equipment, and surgical equipment in countries located around the world.

    Kellogg Company. Kellogg Company manufactures and markets ready-to-eat cereal and other grain-based food products, as well as soy protein-based meat alternatives. The company's products are marketed under trademarks such as Kellogg's, Rice Krispies, Pop-Tarts, Eggo, Keebler, and Worthington. Kellogg markets its products in the United States, Canada, and other countries throughout the world.

    Lucent Technologies, Inc. Lucent Technologies, Inc. designs, builds, and delivers a wide range of public and private networks, communications systems and software, and data networking systems. The company also designs, builds, and delivers business telephone systems and microelectronic components. Lucent conducts its research and development activities through Bell Laboratories.

    McDonald's Corporation. McDonald's Corporation develops, operates, franchises and services a worldwide system of restaurants. These restaurants prepare, assemble, package and sell a limited menu of quickly-prepared, moderately-priced foods. The company operates restaurants in the United States and worldwide. Food items include hamburgers, chicken, salads, breakfast foods, and beverages.

    Medtronic, Inc. Medtronic, Inc. provides device-based therapies that restore health, extend life, and alleviate pain. The company's principal products include those for bradycardia pacing, tachyarrhythmia management, atrial fibrillation management, heart failure management, heart valve replacement, malignant and non-malignant pain, and movement disorders. Medtronic's products are sold worldwide.

     Merck & Company. Inc. Merck & Company. Inc. is a global pharmaceutical company that discovers, develops, manufactures, and markets a broad range of human and animal health products. The company also provides pharmaceutical benefit services. Merck's products include Zocor, a treatment for elevated cholesterol, Pepcid anti-ulcerant, Primaxin antibiotic, and Propecia, a treatment for male pattern hair loss.

    Microsoft Corporation. Microsoft Corporation develops, manufactures, licenses, sells, and supports software products. The company offers operating system software, server application software, business and consumer applications software, software development tools, and Internet and intranet software. Microsoft also develops the MSN network of Internet products and services.

     Motorola, Inc. Motorola, Inc. provides integrated communications solutions and embedded electronic solutions. The company offers software-enhanced wireless telephones, two-way radios, messaging and satellite communications products and systems, as well as networking and Internet-access products. Customers include consumers, network operators, and commercial, government, and industrial customers.

    NIKE, Inc. NIKE, Inc. creates authentic athletic footwear, apparel, equipment, and accessories for sports and fitness enthusiasts. The company, through its subsidiaries, designs and sells a line of men's and women's dress and casual shoes and accessories. NIKE also markets licensed headwear, and designs, markets, and sells hockey equipment.

    Oracle Corporation. Oracle Corporation supplies software for enterprise information management. The company offers databases and relational servers, application development and decision support tools, and enterprise business applications. Oracle's software runs on network computers, personal digital assistants, set-top devices, PCs, workstations, minicomputers, mainframes, and massively parallel computers.

     PepsiCo, Inc. PepsiCo, Inc. operates worldwide soft drink, juice, and food businesses. The company manufactures, sells, and distributes beverages such as Pepsi-Cola, Gatorade, and Tropicana Pure Premium, as well as foods such as Lay's potato chips, Doritos tortilla chips, and Quaker oats. PepsiCo owns the international rights to the brand 7UP.

     Pfizer, Inc. Pfizer, Inc. is a research-based, global pharmaceutical company that discovers, develops, manufactures, and markets medicines for humans and animals. The company's products include prescription pharmaceuticals, non-prescription self-medications, and animal health products such as anti-infective medicines and vaccines.

     Philip Morris Companies, Inc. Philip Morris Companies, Inc., through its subsidiaries, manufactures and sells a variety of consumer products. The company provides tobacco products, as well as packaged foods such as cheese, processed meat products, coffee, and grocery products. Philip Morris also provides a variety of beer and brewed non-alcoholic beverages. The company's products are sold worldwide.

    Procter & Gamble Company. Procter & Gamble Company manufactures and markets consumer products in countries throughout the world. The company provides products in the laundry and cleaning, paper, beauty care, food and beverage, and health care segments. Procter & Gamble's products include Pampers diapers, Tide laundry detergent, PUR drinking water systems, Crest toothpaste, and Vicks cough/cold products.

    Sara Lee Corporation. Sara Lee Corporation manufactures and markets brand-name products for consumers throughout the world. The company has operations and markets branded products in many countries. Sara Lee's products include Sara Lee food items, Jimmy Dean packaged meats, Hanes clothing and hosiery, L'eggs hosiery and Champion activewear, among others.

    Schering-Plough Corporation. Schering-Plough Corporation is a worldwide pharmaceutical company that discovers and markets new therapies and treatment programs. The company's core product groups include allergy/respiratory, anti-infective/anticancer, dermatologicals, and cardiovasculars, as well as an animal health business. Schering-Plough also conducts health management programs and sells other consumer products.

     Texas Instruments, Inc. Texas Instruments, Inc. is a global semiconductor company that designs and supplies digital signal processing and analog technologies. The company also operates materials and controls, and educational and productivity solutions businesses. Texas Instruments has manufacturing or sales operations in countries around the world.

     Tyco International, Ltd. Tyco International, Ltd. is a diversified manufacturing and service company with operations around the world. The company manufactures, services, and installs electrical and electronic components, undersea telecommunications systems, fire protection and security systems, flow control valves, healthcare products, and specialty products. The company also provides financing and leasing services.

    Walt Disney Company. Walt Disney Company, an entertainment company, conducts operations in media networks, studio entertainment, theme parks and resorts, consumer products, and Internet and direct marketing. The company produces motion pictures, television programs, and musical recordings, as well as publishes books and magazines. Disney also operates ABC radio and television and theme parks.

    Wyeth. Wyeth is a research-driven pharmaceutical and health care products company. The company discovers, develops, manufactures, and markets pharmaceuticals, vaccines, biotechnology products, and non-prescription medicines that improve the quality of life for people worldwide. Wyeth's major divisions include Wyeth Pharmaceuticals, Wyeth Consumer Healthcare, and Fort Dodge Animal Health.

    Xerox Corporation. Xerox Corporation develops, manufactures, markets, services, and finances a range of document processing products and services for use in offices around the world. The company also, through subsidiaries, provides network management, consulting, design, and integration services for medium and large companies.

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

     To the Board of Directors of Van Kampen Funds Inc. and the Unitholders of Van Kampen Focus Portfolios, Series 344:

     We have audited the accompanying statements of condition and the related portfolios of Van Kampen Focus Portfolios, Series 344 as of June 11, 2002. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.


     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of an irrevocable letter of credit deposited to purchase securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Van Kampen Focus Portfolios, Series 344 as of June 11, 2002, in conformity with accounting principles generally accepted in the United States of America.

                                                              GRANT THORNTON LLP
Chicago, Illinois
June 11, 2002

                             STATEMENT OF CONDITION

                               AS OF JUNE 11, 2002

                                                                     MORGAN
                                                     GREAT        STANLEY U.S.
                                                 INTERNATIONAL    MULTINATIONAL
                                                     FIRMS          50 INDEX
INVESTMENT IN SECURITIES                           PORTFOLIO        PORTFOLIO
                                                 -------------    -------------
Contracts to purchase Securities (1)            $     148,554    $     148,750
                                                 -------------    -------------
     Total                                      $     148,554    $     148,750
                                                 =============    =============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                     $         750    $         386
     Deferred sales charge liability (3)                5,027            5,034
     Creation and development fee liability (4)           900              902
Interest of Unitholders--
     Cost to investors (5)                            150,060          150,260
     Less: Gross underwriting commission,
         creation and development fee
         and organization costs (2)(4)(5)(6)            8,183            7,832
                                                 -------------    -------------
         Net interest to Unitholders (5)              141,877          142,428
                                                 -------------    -------------
     Total                                      $    148,554     $     148,750
                                                 =============    =============


--------------------------------------------------------------------------------

(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Offering Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the close of the initial offering period to an account maintained by the Trustee from which this obligation of the investors will be satisfied.

(3) Represents the amount of mandatory distributions from the Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by each Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate Public Offering Price and the aggregate sales charge are computed on the bases set forth under "Public Offering-- Offering Price".

(6)  Assumes the maximum sales charge.




THE PORTFOLIO
--------------------------------------------------------------------------------

   The Portfolio was created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Van Kampen Investment Advisory Corp., as Supervisor, and The Bank of New York, as Trustee.

   The Portfolio offers investors the opportunity to purchase Units representing proportionate interests in a portfolio of actively traded equity securities. The Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of stocks with greater diversification than they might be able to acquire individually.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolio. Unless otherwise terminated as provided in the Trust Agreement, the Portfolio will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. If you purchase Units in a "wrap fee" or other fee-based account, your Units will be automatically redeemed on the Special Redemption Date for Fee Accounts set forth in the "Summary of Essential Financial Information." As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in the "Portfolio" and any additional securities deposited into the Portfolio.

   Additional Units of the Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by the Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit will be decreased. The Sponsor may continue to make additional deposits into the Morgan Stanley U.S. Multinational 50 Index Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. The Sponsor may continue to make additional deposits into the Great International Firms Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, an equal dollar amount of each Security in the Portfolio. Due to round lot requirements in certain foreign securities markets and market value fluctuations, the Great International Firms Portfolio may not be able to invest equally in each Security on the Initial or any subsequent date of deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because the Portfolio will pay the associated brokerage or acquisition fees.

   Each Unit of the Portfolio initially offered represents an undivided interest in the Portfolio. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in the Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   The Portfolio consists of (a) the Securities (including contracts for the purchase thereof) as may continue to be held from time to time in the Portfolio,
(b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and (c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
--------------------------------------------------------------------------------

   The Great International Firms Portfolio seeks capital appreciation by investing in a diversified portfolio of stocks of foreign companies. The Morgan Stanley U.S. Multinational 50 Index Portfolio seeks capital appreciation by investing in a portfolio of the stocks included in the Morgan Stanley Multinational IndexSM. We cannot guarantee that a Portfolio will achieve its objective. We describe the objective and selection criteria for each Portfolio in the individual Portfolio sections beginning on page 4.

   You should note that we applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After the initial selection, the Securities may no longer meet the selection criteria. Should a Security in the Great International Firms Portfolio no longer meet the selection criteria, it will generally not be removed from the Portfolio. However, the Morgan Stanley U.S. Multinational 50 Index Portfolio seeks to replicate the components of the Morgan Stanley Multinational Index. During the life of the Morgan Stanley U.S. Multinational 50 Index Portfolio, the Portfolio will change to reflect changes in the components of this index and will periodically change to reflect changes in the weightings of the index components as described herein.

RISK FACTORS
--------------------------------------------------------------------------------

   PRICE VOLATILITY. The Portfolios invest in stocks of foreign and domestic companies. The value of Units will fluctuate with the value of these stocks and may be more or less than the price you originally paid for your Units. The market value of stocks sometimes moves up or down rapidly and unpredictably. Because the Portfolios are unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. As with any investment, we cannot guarantee that the performance of a Portfolio will be positive over any period of time.

   DIVIDENDS. Common stocks represent ownership interests in the issuers and are not obligations of the issuers. Accordingly, common stockholders have a right to receive dividends only after the company has provided for payment of its creditors, bondholders and preferred stockholders. Common stocks do not assure dividend payments. Dividends are paid only when declared by an issuer's board of directors and the amount of any dividend may vary over time.

   FOREIGN ISSUERS. Because the Great International Firms Portfolio invests in stocks of foreign companies, the Portfolio involves additional risks that differ from an investment in domestic stocks. These risks include the risk of losses due to future political and economic developments, international trade conditions, foreign withholding taxes and restrictions on foreign investments and exchange of securities. The Portfolio also involves the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. The Portfolio involves the risk that information about the stocks is not publicly available or is inaccurate due to the absence of uniform accounting and financial reporting standards. In addition, some foreign securities markets are less liquid than U.S. markets. This could cause the Portfolio to buy stocks at a higher price or sell stocks at a lower price than would be the case in a highly liquid market. Foreign securities markets are often more volatile and involve higher trading costs than U.S. markets, and foreign companies, securities markets and brokers are also generally not subject to the same level of supervision and regulation as in the U.S. Certain stocks may be held in the form of American Depositary Receipts or other similar receipts ("ADRs"). ADRs represent receipts for foreign common stock deposited with a custodian (which may include the Trustee). The ADRs in the Portfolio, if any, trade in the U.S. in U.S. dollars and are registered with the Securities and Exchange Commission. ADRs generally involve the same types of risks as foreign common stock held directly. Some ADRs may experience less liquidity than the underlying common stocks traded in their home market.

   EUROPE. The Great International Firms Portfolio may invest significantly in stocks of European companies. The Portfolio involves additional risks that differ from an investment in United States companies. In recent years, many European countries have participated in the European Economic and Monetary Union
(EMU) seeking to develop a unified European economy. For this reason and others, many European countries have experienced significant political, social and economic change in recent years. Any negative consequences resulting from these changes could affect the value of your Portfolio.

   On January 1, 1999, eleven EMU member countries introduced a new European currency called the Euro. This may result in uncertainties for European securities markets and operation of your Portfolio. This introduction requires the redenomination of European debt and equity securities over a period of time. This could result in various accounting differences and/or tax treatments that otherwise would not likely occur. As part of the Euro conversion, participating countries will no longer control their own monetary policies by directing independent interest rates or currency transactions. Instead, a new European Central Bank has authority to direct monetary policy, including money supply of the national currencies of the participating countries to the Euro. Certain EMU members, including the United Kingdom, are not implementing the Euro at this time. This could raise additional questions and complications within European markets. European markets could face significant difficulties if the Euro introduction does not take place as planned. These difficulties could include such things as severe currency fluctuations and market disruptions. No one can predict whether all phases of the conversion will take place as scheduled or whether future difficulties will occur. No one can predict the impact of the conversion. All of these issues could have a negative impact on the value of your Units.

   PACIFIC REGION. The Great International Firms Portfolio may invest significantly in stocks of companies from Pacific region countries. The Portfolio involves additional risks that differ from an investment in United States companies. Social, political and economic instability has been significantly greater in Pacific region countries than that typically associated with the United States and Western European countries. Any instability could significantly disrupt Pacific region markets and could adversely affect the value of Units. Pacific region countries are in various stages of economic development. Some economies are substantially less developed than the U.S. economy. Adverse conditions in these countries can negatively impact the economies of countries in the region with more developed markets.

   Many of these countries depend significantly on international trade. As a result, protective trade barriers and the economic condition of their trading partners can hurt these economies. These countries may also be sensitive to world commodity prices and vulnerable to recession in other countries. While some Pacific region countries have experienced rapid growth, many countries have immature financial sectors, economic problems or archaic legal systems. Pacific region economies have experienced significant difficulties in recent years. Some of these difficulties include substantial declines in the value of currencies, gross domestic product and corporate earnings, political turmoil and stock market volatility. In 1997, a significant drop in Thailand's currency set off a wave of currency depreciations throughout South and Southeast Asia. Most of the area's stock markets fell dramatically in reaction to these events. Consumer demand in these countries has been weak due to a general reduction in global growth. Interest rates and inflation have also increased in many of these countries.

   INDEX CORRELATION. The Morgan Stanley U.S. Multinational 50 Index Portfolio involves the risk that the performance of the Portfolio will not sufficiently correspond with the target index. This can happen for reasons such as: the impracticability of owning each of the index stocks with the exact weightings at a given time, the Portfolio will adjust component stock weightings in an effort to match the index only when the index itself is rebalanced, the possibility of index tracking errors, regulatory restrictions on ownership of companies in the securities industry, the time that elapses between a change in the index and a change in the Portfolio, and fees and expenses of the Portfolio.

   CONSUMER PRODUCT AND RETAIL ISSUERS. Your Portfolio may invest significantly in companies that manufacture or sell various consumer products. General risks of these companies include the general state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Competitiveness in the retail industry will require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but will require sophisticated technology to remain competitive.

   SPECIAL REDEMPTION. The Trustee will redeem Units purchased in a "wrap fee" or other fee-based account on the Special Redemption Date for Fee Accounts set forth in the "Summary of Essential Financial Information." If a substantial amount of Units are held by these accounts, this process could signficantly reduce the size of your Portfolio and cause expenses to increase or cause the Portfolio to terminate before its Mandatory Termination Date.

   NO FDIC GUARANTEE. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
--------------------------------------------------------------------------------

   GENERAL. Units are offered at the Public Offering Price which includes the underlying value of the Securities, the initial sales charge, and cash, if any, in the Income and Capital Accounts. The "Fee Table" describes the sales charge in detail. If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. A portion of the Public Offering Price includes an amount to pay for all or a portion of the costs incurred in establishing your Portfolio, including the cost of preparing documents relating to the Portfolio (such as the prospectus, trust agreement and closing documents), federal and state registration fees, the initial fees and expenses of the Trustee and legal and audit expenses. Beginning on June 11, 2003, the secondary market sales charge will be 4.50% and will not include deferred payments. The sales charge will reduce by 0.5% on each subsequent June 11 to a minimum of 3.00%. The initial offering period sales charge is reduced as follows:

       TRANSACTION
         AMOUNT*                            SALES CHARGE
     --------------                        --------------
Less than $24,999                              4.95%
$25,000 - $49,999                              4.75
$50,000 - $99,999                              4.50
$100,000 - $249,999                            4.00
$250,000 - $499,999                            3.50
$500,000 - $999,999                            2.50
$1,000,000 or more                             1.25

---------------
*The breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.

   Any sales charge reduction is the responsibility of the selling broker, dealer or agent. An investor may aggregate purchases of Units of the Portfolios for purposes of qualifying for volume purchase discounts listed above. The reduced sales charge structure will also apply on all purchases by the same person from any one dealer of units of Van Kampen-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the "Initial Purchase Date") or (b) on any day subsequent to the Initial Purchase Date if the units purchased are of a unit investment trust purchased on the Initial Purchase Date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and the amount of such reduction. To determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser ("immediate family members") will be deemed to be additional purchases by the purchaser for the purposes of calculating the applicable sales charge. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. If you purchase Units on more than one day to achieve the discounts described in this paragraph, the discount allowed on any single day will apply only to Units purchased on that day (a retroactive discount is not given on all prior purchases).

   The transactional sales charge is waived for purchases by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed ("Fee Accounts"). Purchases by these accounts are subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. Units purchased in these Fee Accounts will be automatically redeemed on the Special Redemption Date for Fee Accounts set forth in the "Summary of Essential Financial Information." By purchasing Units in a Fee Account, you are electing to have your Units deemed to be automatically tendered for redemption on the Special Redemption Date. Of course, you will also be able to redeem or sell your Units on any business day prior to this date. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   During the initial offering period of the Portfolios offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trust and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of the Portfolios offered in this prospectus at the Public Offering Price per Unit less 1.00%.

   Employees, officers and directors (including their spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, dealers and their affiliates and vendors providing services to the Sponsor may purchase Units at the Public Offering Price less the applicable dealer concession.

   Your Portfolio will charge the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the sales charge you must pay is less than the applicable deferred sales charge, you will be credited the difference between your sales charge and the deferred sales charge at the time you buy your Units. If you elect to have distributions reinvested into additional Units of your Portfolio, in addition to the reinvestment Units you receive you will also be credited additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge to be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. However, in connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

   OFFERING PRICE. The Public Offering Price of Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in the Portfolios. The initial price of the Securities was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. This Public Offering Price will be effective for all orders received prior to the Evaluation Time on each business day. The Evaluation Time is the close of the New York Stock Exchange on each Portfolio business day. Orders received by the Trustee or Sponsor for purchases, sales or redemptions after that time, or on a day which is not a business day, will be held until the next determination of price. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", excludes Saturdays, Sundays and holidays observed by the New York Stock Exchange. The term "business day" also excludes any day on which more than 33% of the Securities are not traded on their principal trading exchange due to a customary business holiday on that exchange.

   The aggregate underlying value of the Securities during the initial offering period is determined on each business day by the Trustee in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing asked prices. If the Securities are not listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc. or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation shall generally be based on the current asked price on the over-the-counter market (unless it is determined that these prices are inappropriate as a basis for evaluation). If current asked prices are unavailable, the evaluation is generally determined (a) on the basis of current asked prices for comparable securities, (b) by appraising the value of the Securities on the asked side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The value of the Securities for purposes of secondary market transactions and redemptions is described under "Rights of Unitholders--Redemption of Units".

   In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in the Portfolios, taken as a whole, which are represented by the Units.

   UNIT DISTRIBUTION. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   The Sponsor intends to qualify Units for sale in a number of states. Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

       TRANSACTION
         AMOUNT*                             CONCESSION
     --------------                         ------------
Less than $24,999                              3.70%
$25,000 - $49,999                              3.50
$50,000 - $99,999                              3.25
$100,000 - $249,999                            3.00
$250,000 - $499,999                            2.75
$500,000 - $999,999                            1.75
$1,000,000 or more                             0.90

---------------
 *The breakpoint concessions or agency commissions are also applied on a Unit basis using a breakpoint equivalent of $10 per Unit and are applied on whichever basis is more favorable to the distributor.

   In addition to the regular concession or agency commission set forth in the table above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

 INITIAL OFFERING PERIOD                       VOLUME
SALES DURING QUARTERLY PERIOD                CONCESSION
---------------------------------------     ------------
$2 million but less than $5 million            0.025%
$5 million but less than $10 million           0.050
$10 million but less than $50 million          0.075
$50 million or more                            0.100

   "Quarterly Period" means the following periods: December - February; March - May; June - August; and September - November. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of (1) Units which are not subject to the transactional sales charge or (2) units of Van Kampen unit investment trusts initially offered prior to December 17, 2001, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. The Sponsor will pay these amounts out of its own assets within a reasonable time following each Quarterly Period.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased. The "Preferred Distributors" include (1) the following firms and their affiliates:
A.G. Edwards & Sons, Inc., Edward D. Jones & Co., L.P., First Union Securities, Inc., Morgan Stanley DW Inc., Prudential Securities Inc., Salomon Smith Barney Inc. and UBS PaineWebber Inc. and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Any discount provided to investors will be borne by the selling dealer or agent as indicated under "General" above. For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of the Portfolios, the regular concession or agency commission will amount to 2.70% per Unit. For all secondary market transactions the total concession or agency commission will amount to 70% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   Broker-dealers, banks and/or others may be eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to such brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying entities for certain services or activities which are primarily intended to result in sales of Units of the Portfolios. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Portfolios. These programs will not change the price Unitholders pay for their Units or the amount that the Portfolios will receive from the Units sold.

   SPONSOR COMPENSATION. The Sponsor will receive a gross sales commission equal to the total transactional sales charge applicable to each transaction. Any transactional sales charge discount provided to investors will be borne by the selling dealer or agent. The Sponsor will also receive the amount of any creation and development fee collected. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolios on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of the Securities, since all proceeds received from purchasers of Units are retained by the Sponsor. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions. Any publication of a list of Securities, or a list of anticipated Securities, to be included in your Portfolio may also cause increased buying activity in certain Securities. Once this information becomes public, investors may purchase individual Securities appearing in such a publication and may do so during or prior to the initial offering of Units. It is possible that these investors could include investment advisory and brokerage firms of the Sponsor or its affiliates or firms that are distributing Units. This activity may cause your Portfolio to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by your Portfolio.

   MARKET FOR UNITS. Although it is not obligated to do so, the Sponsor currently intends to maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any tendered Units for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
--------------------------------------------------------------------------------

   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
--------------------------------------------------------------------------------

   Units may be available for purchase by investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management service, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed. You should consult your financial professional to determine whether you can benefit from these accounts. To purchase Units in these Fee Accounts, your financial adviser must purchase Units designated with one of the "FeeDom CUSIP" numbers. Please contact your financial adviser for more information. Units purchased in these Fee Accounts will be automatically redeemed on the Special Redemption Date for Fee Accounts set forth in the "Summary of Essential Financial Information." By purchasing Units with a FeeDom CUSIP number, you are electing to have your Units automatically tendered for redemption on the Special Redemption Date. Of course, you will also be able to redeem or sell your Units on any business day prior to this date. Fee Account purchases are not subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor, Van Kampen Funds Inc. For example, this table illustrates the sales charge you will pay as a percentage of the initial Public Offering Price per Unit.

   Initial sales charge               0.00%
   Deferred sales charge              0.00
                                     ------
   Transactional sales charge         0.00%
                                     ======
   Creation and development fee       0.60%
                                     ------
   Total                              0.60%
                                     ======

   You should consult the "Public Offering--General" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

RIGHTS OF UNITHOLDERS
--------------------------------------------------------------------------------

   DISTRIBUTIONS. Dividends and any net proceeds from the sale of Securities received by a Portfolio will generally be distributed to Unitholders on each Distribution Date to Unitholders of record on the preceding Record Date. These dates are listed under "Summary of Essential Financial Information". In addition, a Portfolio will generally make required distributions at the end of each year because it is structured as a "regulated investment company" for federal tax purposes. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. Distributions may also be reinvested into Van Kampen mutual funds. See "Rights of Unitholders--Reinvestment Option".

   Dividends received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   REINVESTMENT OPTION. Unitholders may have distributions automatically reinvested in additional Units under the Automatic Reinvestment Option without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides) through two options, if available. Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company or purchase the Automatic Reinvestment Option CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any certificate representing Units and other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. If Units are unavailable for reinvestment, distributions will be paid in cash. Purchases of additional Units made pursuant to the reinvestment plan will be made at the net asset value for Units as of the Evaluation Time on the Distribution Date.

   In addition, under the Planned Reinvestment Option Unitholders may elect to have distributions automatically reinvested in certain Van Kampen mutual funds (the "Reinvestment Funds"). Each Reinvestment Fund has investment objectives which differ from those of the Portfolios. The prospectus relating to each Reinvestment Fund describes its investment policies and how to begin reinvestment. A Unitholder may obtain a prospectus for the Reinvestment Funds from the Sponsor. Purchases of shares of a Reinvestment Fund will be made at a net asset value computed on the Distribution Date. Unitholders with an existing Planned Reinvestment Option account (whereby a sales charge is imposed on distribution reinvestments) may transfer their existing account into a new account which allows purchases of Reinvestment Fund shares at net asset value.

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor, each Reinvestment Fund, and its investment adviser shall have the right to suspend or terminate these reinvestment plans at any time.

   REDEMPTION OF UNITS. A Unitholder may redeem all or a portion of his Units by tender to the Trustee at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286. Certificates must be tendered to the Trustee, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. On the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day.

   Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution during the five business days prior to a Portfolio's termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at Depository Trust Company. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of the Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in a Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. For these purposes, the Evaluator may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the SEC determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   SPECIAL REDEMPTION FOR FEE ACCOUNTS. On the Special Redemption Date for Fee Accounts set forth in the "Summary of Essential Financial Information," the Trustee will automatically redeem Units held in Fee Accounts. Unitholders in Fee Accounts will receive a cash distribution of their redemption proceeds as described in the previous section in connection with this special redemption unless the Unitholder elects to receive an in-kind distribution of portfolio securities as described above five business days prior to the Special Redemption Date. Of course, all Unitholders may tender their Units for redemption on any business day. Unitholders in Fee Accounts may not elect to continue to hold Units in a Portfolio after the Special Redemption Date; however, the Sponsor currently intends to have other unit investment trusts available for purchase at the time of this special redemption which will generally offer sales charge discounts for investors in Fee Accounts. All other Units will remain outstanding after this special redemption unless tendered for redemption by a Unitholder.

   UNITS. Ownership of Units is evidenced in book entry form unless a Unitholder makes a written request to the Trustee that ownership be in certificate form. Units are transferable by making a written request to the Trustee and, in the case of Units in certificate form, by presentation of the certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign the written request, and certificate or transfer instrument, exactly as his name appears on the records of the Trustee and on the face of any certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or a signature guarantee program accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Fractional certificates will not be issued. The Trustee may require a Unitholder to pay a reasonable fee for each certificate reissued or transferred and to pay any governmental charge that may be imposed in connection with each transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

   REPORTS PROVIDED. Unitholders will receive a statement of dividends and other amounts received by the Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial adviser or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
--------------------------------------------------------------------------------

   PORTFOLIO ADMINISTRATION. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or sales charges. If securities or property are acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Sponsor may direct the reinvestment of proceeds of the sale of Securities if the sale is the direct result of serious adverse credit factors which, in the opinion of the Sponsor, would make retention of the Securities detrimental to a Portfolio. In such a case, the Sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in a Portfolio on the Initial Date of Deposit. The Sponsor may also instruct the Trustee to take action necessary to ensure that a Portfolio continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Portfolio.

   Notwithstanding the preceding discussion, the Morgan Stanley U.S. Multinational Index Portfolio will consist of as many of the stocks in the Portfolio's target index as is feasible on an ongoing basis. This Portfolio seeks to invest in no less than 95% of the stocks comprising its target index. It may be impracticable for the Portfolio to own certain of such stocks at any time. Adjustments to the Portfolio to match the weightings of the Securities as closely as is feasible with their weightings in the Portfolio's target index will generally only be made at the time the index itself is rebalanced, however, the Portfolio reserves the right to do so as Securities are sold to pay expenses or meet redemptions. Of course, there is no guarantee that this will always be practicable. The excess proceeds from any sale will generally be invested in those Securities that are most under-represented in the Portfolio. Changes in the index may occur as a result of merger or acquisition activity. In such cases, the Portfolio, as a shareholder of an issuer which is the object of such merger or acquisition activity, will presumably receive various offers from potential acquirers of the issuer. The Portfolio is not permitted to accept any such offers until such time as the issuer has been removed from the target index. Since, in most cases, an issuer is removed from an index only after the consummation of a merger or acquisition, it is anticipated that the Portfolio will generally acquire, in exchange for the stock of the deleted issuer, the consideration that is being offered to shareholders of that issuer who have not tendered their shares prior to that time. Any cash received as consideration in such transactions will be reinvested in the most under-represented Securities. Any securities received as consideration which are not included in the target index will be sold as soon as practicable and will also be reinvested in the most under-represented Securities.

   When a Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. In order to obtain the best price for a Security, it may be necessary for the Supervisor to specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. In effecting purchases and sales of a Portfolio's securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolio, the Sponsor or dealers participating in the offering of Units. In addition, in selecting among firms to handle a particular transaction, the Sponsor may take into account whether the firm has sold or is selling units of unit investment trusts which it sponsors.

   AMENDMENT OF THE TRUST AGREEMENT. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   TERMINATION. Each Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. The Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of a Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately thirty days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities. See "Rights of Unitholders--Redemption of Units". This form must be returned at least five business days prior to the Mandatory Termination Date. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of the Portfolios. See "Additional Information".

   LIMITATIONS ON LIABILITIES. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.

   SPONSOR. Van Kampen Funds Inc. is the Sponsor of the Portfolios. The
Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The Sponsor has its principal offices at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. If you have questions regarding your account or your Portfolio, please contact the Trustee at its unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

   PERFORMANCE INFORMATION. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Portfolios and returns over specified time periods on other similar Van Kampen trusts (which may show performance net of expenses and charges which a Portfolio would have charged) with returns on other taxable investments such as the common stocks comprising the Dow Jones Industrial Average, the S&P 500, other investment indices, corporate or U.S. government bonds, bank CDs, money market accounts or money market funds, or with performance data from Lipper Analytical Services, Inc., Morningstar Publications, Inc. or various publications, each of which has characteristics that may differ from those of the Portfolios. Information on percentage changes in the dollar value of Units may be included from time to time in advertisements, sales literature, reports and other information furnished to current or prospective Unitholders. Total return figures may not be averaged and may not reflect deduction of the sales charge, which would decrease return. No provision is made for any income taxes payable. Past performance may not be indicative of future results. The Portfolios are not managed and Unit price and return fluctuate with the value of stocks in the portfolios, so there may be a gain or loss when Units are sold. As with other performance data, performance comparisons should not be considered representative of a Portfolio's relative performance for any future period.

   STYLE AND MARKET CAPITALIZATION. A balanced investment portfolio incorporates various style and market capitalization characteristics. We offer unit trusts with a variety of styles and capitalizations to meet your needs. A Portfolio is not a balanced investment portfolio itself and should not be your only investment. From time to time in advertising and sales materials we may utilize investment style and market capitalization categories to assist in determining the investment category that a Portfolio might fill within an investor's overall investment portfolio. Investors should note that investment style and market capitalization are not used in selecting the stocks for a Portfolio.

   We determine the style characteristics (growth or value) based on the types of stocks in a Portfolio. Generally, a growth portfolio includes companies in a growth phase of their business with increasing earnings. A value portfolio generally includes companies with low relative price-earnings ratios that we believe are undervalued. We generally determine the market capitalization based on the weighted median market capitalization of a Portfolio. Investment style and capitalization characteristics will vary over time. We will not remove a Security from a Portfolio as a result of any change in characteristics.

TAXATION
--------------------------------------------------------------------------------

   This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Portfolios. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and this summary does not describe all of the tax consequences to all taxpayers. For example, this summary generally does not describe your situation if you are a corporation, a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences. In addition, the Internal Revenue Service issued new withholding and reporting regulations effective January 1, 2001. Foreign investors should consult their own tax advisors regarding the tax consequences of these regulations.

   PORTFOLIO STATUS. Each Portfolio intends to qualify as a "regulated investment company" under the federal tax laws. If a Portfolio qualifies as a regulated investment company and distributes its income as required by the tax law, the Portfolio generally will not pay taxes on income.

   DISTRIBUTIONS. Portfolio distributions are taxable to most investors. At the end of each year, you will receive a tax statement that separates your Portfolio's distributions into two categories, ordinary income distributions and capital gains dividends. Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your Units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. The tax status of your distributions from your Portfolio is not affected by whether you reinvest your distributions in additional Units or receive them in cash. In addition, the income from the Portfolio that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

   DIVIDENDS RECEIVED DEDUCTION. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received from a Portfolio, because the dividends received deduction is generally not available for distributions from regulated investment companies. However, certain ordinary income dividends on the Units that are attributable to dividends received by a Portfolio from certain domestic corporations may be designated by the Portfolio as being eligible for the dividends received deduction.

   IF YOU SELL OR REDEEM UNITS. If you sell or redeem your Units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your Units from the amount you receive in the transaction. Your tax basis in your Units is generally equal to the cost of your Units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your Units.

   TAXATION OF CAPITAL GAINS AND LOSSES. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years. Net capital gain equals net long-term capital gain minus net short- term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. However, if you receive a capital gain dividend from your Portfolio and sell your Unit at a loss after holding it for six months or less, the loss will be recharacterized as long-term capital loss to extent of the capital gain dividend received. In the case of capital gain dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long-term gain from property held for more than five years eligible for the 18% (or 8%) tax rate will be made based on regulations prescribed by the United Sates Treasury. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. In addition, the Internal Revenue Code treats certain capital gains as ordinary income in special situations.

   IN-KIND DISTRIBUTIONS. Under certain circumstances, as described in this prospectus, you may receive an in-kind distribution of portfolio securities when you redeem Units or when your Portfolio terminates. This distribution is subject to taxation and you will recognize gain or loss, generally based on the value at that time of the securities and the amount of cash received.

   DEDUCTIBILITY OF PORTFOLIO EXPENSES. Expenses incurred and deducted by your Portfolio will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these Portfolio expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of he individual's adjusted gross income.

   FOREIGN TAX CREDIT. If your Portfolio invests in any foreign securities, the tax statement that you receive may include an item showing foreign taxes your Portfolio paid to other countries. In this case, dividends taxed to you will include your share of the taxes your Portfolio paid to other countries. You may be able to deduct or receive a tax credit for your share of these taxes.

PORTFOLIO OPERATING EXPENSES
--------------------------------------------------------------------------------

   GENERAL. The fees and expenses of your Portfolio will generally accrue on a daily basis. The fees and expenses are generally paid out of the Income Account of your Portfolio. Securities may be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price Index or, if this category is not published, in a comparable category.

   ORGANIZATION COSTS. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   CREATION AND DEVELOPMENT FEE. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.06 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   TRUSTEE'S FEE. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   COMPENSATION OF SPONSOR AND SUPERVISOR. The Sponsor and the Supervisor, which is an affiliate of the Sponsor, will receive the annual fee for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". These fees may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year.

   MISCELLANEOUS EXPENSES. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees, (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. Your Portfolio may pay the expenses of updating its registration statement each year.

OTHER MATTERS
--------------------------------------------------------------------------------

   LEGAL OPINIONS. The legality of the Units offered hereby has been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Winston & Strawn has acted as counsel to the Trustee and as special counsel for New York tax matters.

   INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS. The statements of condition and the Portfolios included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

   This prospectus does not contain all the information set forth in the registration statement filed by your Portfolio with the SEC. The Information Supplement, which has been filed with the SEC, includes more detailed information concerning the Securities, investment risks and general information about the Portfolio. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the Public Reference Room by calling 1-202-942-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.


   TABLE OF CONTENTS
--------------------------------------------------------------------------------

      TITLE                                      PAGE
      -----                                      ----
   Summary of Essential Financial Information..     2
   Fee Table...................................     3
   Great International Firms Portfolio.........     4
   Morgan Stanley U.S. Multinational
      50 IndexSM Portfolio.....................     6
   Notes to the Portfolio......................    10
   The Securities..............................    11
   Report of Independent Certified
      Public Accountants.......................    19
   Statement of Condition .....................    20
   The Portfolio...............................   A-1
   Objectives and Securities Selection.........   A-2
   Risk Factors................................   A-2
   Public Offering.............................   A-4
   Retirement Accounts.........................   A-8
   Fee Accounts................................   A-8
   Rights of Unitholders.......................   A-9
   Portfolio Administration....................  A-11
   Taxation....................................  A-14
   Portfolio Operating Expenses................  A-16
   Other Matters...............................  A-17
   Additional Information......................  A-17

--------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.

                                                                       EMSPRO344
                                                                          #36670
                                                                          #37247

                                   PROSPECTUS
--------------------------------------------------------------------------------
                                  JUNE 11, 2002

                                   VAN KAMPEN
                              FOCUS PORTFOLIOS(SM)
                       A DIVISION OF VAN KAMPEN FUNDS INC.

                               GREAT INTERNATIONAL
                                FIRMS PORTFOLIO,
                                    SERIES 20

                               MORGAN STANLEY U.S.
                            MULTINATIONAL 50 INDEXSM
                              PORTFOLIO, SERIES 12



                              VAN KAMPEN FUNDS INC.
                                1 Parkview Plaza
                                  P.O. Box 5555
                      Oakbrook Terrace, Illinois 60181-5555



              Please retain this prospectus for future reference.





                                   VAN KAMPEN
                             INFORMATION SUPPLEMENT

                     VAN KAMPEN FOCUS PORTFOLIOS, SERIES 344


--------------------------------------------------------------------------------
     This Information Supplement provides additional information concerning the risks and operations of the Portfolio which is not described in the prospectus. This Information Supplement should be read in conjunction with the prospectus. This Information Supplement is not a prospectus, does not include all of the information that an investor should consider before investing in the Portfolio and may not be used to offer or sell Units without the prospectus. Copies of the prospectus can be obtained by contacting the Sponsor at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555 or by contacting your broker. This Information Supplement is dated as of the date of the prospectus and all capitalized terms have been defined in the prospectus.

                                TABLE OF CONTENTS

                                                      PAGE

                         Risk Factors                    2
                         The Portfolios                  5
                         Sponsor Information             6
                         Trustee Information             7
                         Portfolio Termination           7

RISK FACTORS

     PRICE VOLATILITY. Because the Portfolio invests in stocks of foreign companies, you should understand the risks of investing in stocks before purchasing Units. These risks include the risk that the financial condition of the company or the general condition of the stock market may worsen and the value of the stocks (and therefore Units) will fall. Stocks are especially susceptible to general stock market movements. The value of common stocks often rises or falls rapidly and unpredictably as market confidence and perceptions of companies change. These perceptions are based on factors including expectations regarding government economic policies, inflation, interest rates, economic expansion or contraction, political climates and economic or banking crises. The value of Units will fluctuate with the value of the stocks in the Portfolio and may be more or less than the price you originally paid for your Units. As with any investment, we cannot guarantee that the performance of the Portfolio will be positive over any period of time. Because the Portfolio is unmanaged, the Trustee will not sell stocks in response to market fluctuations as is common in managed investments. In addition, because the Portfolio holds a relatively small number of stocks, you may encounter greater market risk than in a more diversified investment.

     DIVIDENDS. Common stocks represent ownership interests in a company and are not obligations of the company. Accordingly, common stockholders have a right to receive payments from the company that is subordinate to the rights of creditors, bondholders or preferred stockholders of the company. This means that common stockholders have a right to receive dividends only if a company's board of directors declares a dividend and the company has provided for payment of all of its creditors, bondholders and preferred stockholders. If a company issues additional debt securities or preferred stock, the owners of these securities will have a claim against the company's assets before common stockholders if the company declares bankruptcy or liquidates its assets even though the common stock was issued first. As a result, the company may be less willing or able to declare or pay dividends on its common stock.

     FOREIGN STOCKS. Because the Portfolio may invest in foreign stocks, they involve additional risks that differ from an investment in domestic stocks. Investments in foreign securities may involve a greater degree of risk than those in domestic securities. There is generally less publicly available information about foreign companies in the form of reports and ratings similar to those that are published about issuers in the United States. Also, foreign issuers are generally not subject to uniform accounting, auditing and financial reporting requirements comparable to those applicable to United States issuers. With respect to certain foreign countries, there is the possibility of adverse changes in investment or exchange control regulations, expropriation, nationalization or confiscatory taxation, limitations on the removal of funds or other assets of the Portfolio, political or social instability, or diplomatic developments which could affect United States investments in those countries. Moreover, industrial foreign economies may differ favorably or unfavorably from the United States' economy in terms of growth of gross national product, rate of inflation, capital reinvestment, resource self-sufficiency and balance of payments position. Foreign securities markets are generally not as developed or efficient as those in the United States. While growing in volume, they usually have substantially less volume than the New York Stock Exchange, and securities of some foreign issuers are less liquid and more volatile than securities of comparable United States issuers. Fixed commissions on foreign exchanges are generally higher than negotiated commissions on United States exchanges. There is generally less government supervision and regulation of securities exchanges, brokers and listed issuers than in the United States.

     FOREIGN CURRENCIES. A Portfolio may also involve the risk that fluctuations in exchange rates between the U.S. dollar and foreign currencies may negatively affect the value of the stocks. For example, if a foreign stock rose 10% in price but the U.S. dollar gained 5% against the related foreign currency, a U.S. investor's return would be reduced to about 5%. This is because the foreign currency would "buy" fewer dollars or, conversely, a dollar would buy more of the foreign currency. Many foreign currencies have fluctuated widely against the U.S. dollar for a variety of reasons such as supply and demand of the currency, investor perceptions of world or country economies, political instability, currency speculation by institutional investors, changes in government policies, buying and selling of currencies by central banks of countries, trade balances and changes in interest rates. The Portfolio's foreign currency transactions will be conducted with foreign exchange dealers acting as principals on a spot (i.e., cash) buying basis. These dealers realize a profit based on the difference between the price at which they buy the currency (bid price) and the price at which they sell the currency (offer price). The Trustee will estimate the currency exchange rates based on current activity in the related currency exchange markets, however, due to the volatility of the markets and other factors, the estimated rates may not be indicative of the rate the Portfolio might obtain had the Trustee sold the currency in the market at that time.

    TECHNOLOGY ISSUERS. The Portfolio may invest significantly in issuers within the technology industry. A portfolio concentrated in a single industry may present more risk than a portfolio broadly diversified over several industries. The Portfolio, and therefore Unitholders, may be particularly susceptible to a negative impact resulting from adverse market conditions or other factors affecting technology issuers because any negative impact on the technology industry will not be diversified among issuers within other unrelated industries. Accordingly, an investment in Units should be made with an understanding of the characteristics of the technology industry and the risks which such an investment may entail.

   Technology companies generally include companies involved in the development, design, manufacture and sale of computers, computer related equipment, computer networks, communications systems, telecommunications products, electronic products, and other related products, systems and services. The market for technology products and services, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond timely to compete in the rapidly developing marketplace.

   The market for certain technology products and services may have only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants. Additionally, certain technology companies may have only recently commenced operations or offered equity securities to the public. Such companies are in the early stage of development and have a limited operating history on which to analyze future operating results. It is important to note that following its initial public offering a security is likely to experience substantial stock price volatility and speculative trading. Accordingly, there can be no assurance that upon redemption of Units or termination of the Portfolio a Unitholder will receive an amount greater than or equal to the Unitholder's initial investment.

   Based on trading history, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unitholder to redeem units, or roll over Units into a new trust, at a price equal to or greater than the original price paid for such Units.

   Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or and interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous and constantly developing industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies are incorporated into other related products, certain companies are often highly dependent on the performance of other computer, electronics and communications companies. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders form other customers. Similarly, the success of certain companies is tied to a relatively small concentration of products or technologies with intense competition between companies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

    TELECOMMUNICATIONS ISSUERS. Because the Portfolio may invest significantly in the telecommunications industry, the value of the Units of the Portfolio may be susceptible to factors affecting the telecommunications industry. The telecommunications industry is subject to governmental regulation and the products and services of telecommunications companies may be subject to rapid obsolescence. These factors could affect the value of Units. Telephone companies in the United States, for example, are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered. Certain types of companies represented in a portfolio are engaged in fierce competition for a share of the market of their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility. While a portfolio concentrates on the securities of established suppliers of traditional telecommunication products and services, a Portfolio may also invest in smaller telecommunications companies which may benefit from the development of new products and services. These smaller companies may present greater opportunities for capital appreciation, and may also involve greater risk than large, established issuers. Such smaller companies may have limited product lines, market or financial resources, and their securities may trade less frequently and in limited volume than the securities of larger, more established companies. As a result, the prices of the securities of such smaller companies may fluctuate to a greater degree than the prices of securities of other issuers.

   HEALTH CARE ISSUERS. An investment in Units of the Portfolio should be made with an understanding of the problems and risks inherent in the healthcare industry in general. Healthcare companies involved in advanced medical devices and instruments, drugs and biotech, managed care, hospital management/health services and medical supplies have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic. In addition, healthcare facility operators may be affected by events and conditions including, among other things, demand for services, the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other hospitals, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, government regulation, the cost and possible unavailability of malpractice insurance and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third-party payor programs.

   Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs), national health insurance, incentives for competition in the provision of healthcare services, tax incentives and penalties related to healthcare insurance premiums and promotion of pre-paid healthcare plans. The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in your Portfolio.

    CONSUMER PRODUCT AND RETAIL ISSUERS. The Portfolio may invest significantly in issuers that manufacture or sell consumer products. The profitability of these companies will be affected by various factors including the general state of the economy and consumer spending trends. In the past, there have been major changes in the retail environment due to the declaration of bankruptcy by some of the major corporations involved in the retail industry, particularly the department store segment. The continued viability of the retail industry will depend on the industry's ability to adapt and to compete in changing economic and social conditions, to attract and retain capable management, and to finance expansion. Weakness in the banking or real estate industry, a recessionary economic climate with the consequent slowdown in employment growth, less favorable trends in unemployment or a marked deceleration in real disposable personal income growth could result in significant pressure on both consumer wealth and consumer confidence, adversely affecting consumer spending habits. In addition, competitiveness of the retail industry will require large capital outlays for investment in the installation of automated checkout equipment to control inventory, to track the sale of individual items and to gauge the success of sales campaigns. Increasing employee and retiree benefit costs may also have an adverse effect on the industry. In many sectors of the retail industry, competition may be fierce due to market saturation, converging consumer tastes and other factors. Because of these factors and the recent increase in trade opportunities with other countries, American retailers are now entering global markets which entail added risks such as sudden weakening of foreign economies, difficulty in adapting to local conditions and constraints and added research costs.

     LIQUIDITY. Whether or not the stocks in the Portfolio are listed on a stock exchange, the stocks may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the stocks. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the stocks could fall if trading markets are limited or absent.

     ADDITIONAL UNITS. The Sponsor may create additional Units of the Portfolio by depositing into the Portfolio additional stocks or cash with instructions to purchase additional stocks. A cash deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the stocks between the time of the deposit and the purchase of the stocks and because the Portfolio will pay brokerage fees.

     VOTING. Only the Trustee may sell or vote the stocks in the Portfolio. While you may sell or redeem your Units, you may not sell or vote the stocks in your Portfolio. The Sponsor will instruct the Trustee how to vote the stocks. The Trustee will vote the stocks in the same general proportion as shares held by other shareholders if the Sponsor fails to provide instructions.

THE PORTFOLIOS

     Investors should note that the selection criteria were applied to the Securities for inclusion in the Portfolio prior to the Initial Date of Deposit. Should a Security no longer meet the criteria used for selection for a Portfolio, such Security will not as a result thereof be removed from the Portfolio.

   THE MORGAN STANLEY MULTINATIONAL INDEXSM. The Morgan Stanley Multinational IndexSM (the "Index") is the exclusive property of Morgan Stanley Dean Witter & Co. ("Morgan Stanley") and is a service mark of Morgan Stanley and has been licensed for use by the Portfolios and Van Kampen Funds Inc.

   These funds are not sponsored, endorsed, sold or promoted by Morgan Stanley. Morgan Stanley makes no representation or warranty, express or implied, to the owners of this fund or any member of the public regarding the advisability of investing in funds generally or in this fund particularly or the ability of the Indices to track general stock market performance. Morgan Stanley is the licensor of certain trademarks, service marks and trade names of Morgan Stanley and of the Index which is determined, composed and calculated by Morgan Stanley without regard to the issuer of this fund or this fund. Morgan Stanley has no obligation to take the needs of the issuer of this fund or the owners of this fund into consideration in determining, composing or calculating the Index. Morgan Stanley is not responsible for and has not participated in the determination of or the timing of, prices at, or quantities of this fund to be issued or in the determination or calculation of the equation by which Units of this fund are redeemable for cash. Morgan Stanley has no obligation or liability to a owners of this fund in connection with the administration, marketing or trading of this fund.

   ALTHOUGH MORGAN STANLEY SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE INDEX FROM SOURCES WHICH MORGAN STANLEY CONSIDERS RELIABLE, NEITHER MORGAN STANLEY NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF THE FUND, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MORGAN STANLEY HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDICES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MORGAN STANLEY OR ANY OTHER PARTY HAVE ANY LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

SPONSOR INFORMATION

     Van Kampen Funds Inc. is the Sponsor of the Portfolio. Van Kampen Funds Inc. is a wholly owned subsidiary of Van Kampen Investments Inc., which is an indirect wholly owned subsidiary of Morgan Stanley Dean Witter & Co. The principal office of the Sponsor is located at 1 Parkview Plaza, Oakbrook Terrace, Illinois 60181-5555.

     Morgan Stanley Dean Witter & Co. is a preeminent global financial services firm that maintains leading market positions in each of its three primary businesses: securities, asset management and credit services.

     Van Kampen is one of the nation's largest investment management companies, with more than $77 billion in assets under management or supervision as of March 31, 2002. With roots in money management dating back to 1927, Van Kampen has helped more than four generations of investors achieve their financial goals. As of November 30, 2001, the total stockholders' equity of Van Kampen Funds Inc. was $163,449,658 (unaudited). Van Kampen Funds Inc. and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

     If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolio as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

     The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its unit investment trust division offices at 101 Barclay Street, New York, New York 10286, (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

     The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

     In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolio. Such records shall include the name and address of, and the number of Units of the Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolio.

     Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

     Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

     The Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). The Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If the Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

     Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of the Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 30 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of the Portfolio and will also include with such notice a form to enable qualified Unitholders to request an in kind distribution of the U.S.-traded Securities. To be effective, this request must be returned to the Trustee at least five business days prior to the Mandatory Termination Date. On the Mandatory Termination Date (or on the prior business day if a holiday) the Trustee will deliver each requesting Unitholder's pro rata number of whole shares of the U.S.-traded Securities in the Portfolio to the account of the broker-dealer or bank designated by the Unitholder at Depository Trust Company. The value of the Unitholder's fractional shares of the Securities will be paid in cash. Unitholders who are not qualified to receive, or who do not, request an in kind distribution will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. Regardless of the distribution involved, the Trustee will deduct from the funds of the appropriate Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in the Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of the Portfolio his pro rata share of the balance of the Income and Capital Accounts of the Portfolio.

     Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.





                       CONTENTS OF REGISTRATION STATEMENTS

         This Amendment to the Registration Statement comprises the following papers and documents:

         The facing sheet
         The prospectus
         The signatures
         The consents of independent public accountants and legal counsel

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     3.1 Opinion and consent of counsel as to legality of securities being registered.

     4.1  Consent of initial evaluator.

     4.2  Consent of independent certified public accountants.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.



                                   SIGNATURES

         The Registrant, Van Kampen Focus Portfolios, Series 344, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; and Van Kampen Focus Portfolios, Series 235, Series 265 and Series 314 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Focus Portfolios, Series 344 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 11th day of June, 2002.

                                         Van Kampen Focus Portfolios, Series 344
                                                        By Van Kampen Funds Inc.


                                                      By /s/ Christine K. Putong
                                                         -----------------------
                                                        Assistant Vice President

         Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 11, 2002 by the following persons who constitute a majority of the Board of Directors of Van Kampen Funds Inc.

          SIGNATURE                             TITLE

Richard F. Powers III               Chairman, Chief Executive Officer,        )
                                    Managing Director and Director            )

John H. Zimmermann III              President, Managing Director and          )
                                    Director

A. Thomas Smith III                 Director                                  )

                                                         /s/ Christine K. Putong
                                                             (Attorney-in-fact*)

--------------------------------------------------------------------------------
         *An executed copy of each of the related powers of attorney is filed herewith or was filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 136 (File No. 333-70897) and the same are hereby incorporated herein by this reference.